March 2, 2011

United States Securities and Exchange
Commission
100 F Street NE
Washington, DC 20549

Attn:  John Dana Brown
          Attorney-Advisor

                      RE:  Wilder Filing, Inc.
         Amendment No. 4 to Form 10
         Filed February 10, 2011
         File No. 000-53876

Dear Mr. Brown:

We are in receipt of your letter regarding Wilder Filing, Inc. Form 10 Amendment No. 4 and would like to respond as follows:

Risk Factors

1.
We terminated our S corporation status on February 3, 2011, effective January 1, 2011.  There are no additional forms or applications to be filed.  As a result, we believe no additional risk factors need to be included in the filing.

Management’s Discussion and Analysis of Financial Condition

Overview

2.	We terminated our S corporation status effective January 1, 2011. There is nothing else to be filed. We have added a sentence to disclose this in the Overview.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Dividends

3.	We have revised to state clearly that past distributions were not made on a pro rata basis among shareholders and to disclose a possible IRS position on such distributions.

Thank you.

Very truly yours,
/s/Joel Schonfeld
Joel Schonfeld